EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(Unaudited and in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Net income (loss)	$235	$1,603	1,010	$7,141

Net income (loss) per share – Basic:
Weighted average common shares – Basic	25,850,910	21,382,815	25,786,307	19,423,717

Net income (loss) per share – Basic	$0.01	$0.07	$0.04	$0.37

Net income (loss) per share – Diluted:
Shares used in this computation:
Weighted average common shares – Basic	25,850,910	21,382,815	25,786,307	19,423,717
Dilutive effect of shares under employee stock plans	108,777	280,856	174,356	356,042
Weighted average restricted shares granted	232,500	—	216,933	—

Weighted average common shares – Diluted	26,192,187	21,663,671	26,177,596	19,779,759

Net income (loss) per share – Diluted	$0.01	$0.07	$0.04	$0.36